May 7, 2013

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Originally filed April 13, 2012 (File No. 333-180721)

Dear Ms. Long:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated April 30, 2013, with respect to Amendment No. 4 to the above-referenced Registration Statement on Form S-1 filed with the Commission on April 18, 2013.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 5 on Form S-1 (“Amendment No. 5”). Additionally, the Company has enclosed four (4) copies of Amendment No. 5 herewith, in each case marked against Amendment No. 4, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 5. All references to “we,” “our,” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 5.

Management’s Discussion and Analysis ….page 20

Gross Margins, page 21

1.           In the first paragraph, you state that you anticipate excess capacity will continue to adversely affect gross margins for at least a portion of 2013. This statement appears to indicate that the adverse effects of excess capacity may be resolved in the near-term. However, your disclosure that you operated at approximately 3% capacity in 2012, along with your disclosures regarding the factors that hampered anticipated significant sales growth for 2012 and your expectations of significant sales growth over the long-term, suggests that excess capacity is an issue that will continue to affect your results of operations beyond the near-term. If this is the case, please revise your statement to remove any indication that excess capacity is less of an issue than it actually is, or tell us why you believe your current statement is appropriate in light of the factors addressed in this comment. In particular, please appropriately qualify or remove your statement that you “estimate that this amount of Smart Sponge material could generate $10-20 million in revenue per year at current product prices.”

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

May 7, 2013

Response: We have deleted the statement regarding the “estimate that this amount of Smart Sponge material could generate $10-20 million in revenue per year at current product prices” and revised the next to last sentence in that paragraph to read: “We do not currently have plans to reduce excess manufacturing capacity, and we anticipate that the excess capacity will continue to adversely affect gross margins until product sales increase substantially.”

Research and Development Expenses, page 22

2.        Please disclose an estimate of the total amount spent during each of the last two fiscal years on research and development activities.

Response: Because the numerical data regarding research and development expenditures is contained in the financial statements, it was not repeated here in accordance with Instruction 4 to Regulation S-K (§229.303(a)). However, in response to this comment we have added the following sentence to this paragraph: “The Company’s R&D expenditures for the years ended December 31, 2012 and 2011 were $851,999 and $634,109, respectively.”

Critical Accounting Policies, page 25

Fair Value of Warrant Liability and Note Discount, page 25

3.           We refer to the warrants that were reclassified to additional paid-in capital because they no longer meet the characteristics of a derivative. Please expand your narrative to disclose the specific factors and/or conditions that the warrants are no longer subject to, such that they no longer qualify as a derivative.

Response: We have revised the last sentence of the paragraph that discusses the Fair Value of the Warrant Liability to read as follows: “During 2012, the factors that had originally qualified the warrants to be classified as a derivative expired. These factors involved certain potential adjustments to the warrant exercise price and number of warrant shares in the event of a Qualified Financing (defined as the sale for cash by the Company of debt or equity securities generating aggregate gross proceeds of at least $5,000,000 which occurs on or before December 7, 2012), or other issuances by the Company prior to a Qualified Financing of common stock or common stock equivalents at a price lower than the exercise price of the warrants. Because neither of these events occurred, the potential adjustments to the conversion price and number of warrant shares expired on December 7, 2012. Accordingly, the warrants no longer qualified as derivatives and the Company reclassified the outstanding warrant liability value of $2,239,242 to additional paid-in capital. In addition, during 2012, the Company reclassified to additional paid-in capital warrant liability amounts of $337,772 for warrants that were exercised during the year.”

Executive Compensation, page 49

Executive Compensation Components, page 49

4.          We note your statement here that the main elements of 2012 compensation included stock options. Further, we note your statement on page 20 of your definitive proxy statement filed on April 23, 2013 that a significant portion of the annual long-term incentive award in 2012 was in the form of stock options. However, based on your summary compensation table, with the exception of Jonathan Thatcher, none of your named executive officers appear to have received stock options. Please advise.

May 7, 2013

Response: The statement under “2012 Executive Compensation Components” states that the stock options that are a main element of compensation in 2012 are “stock options granted by AbTech Industries prior to the Merger and stock options granted in 2011 through the 2012 Incentive Stock Plan.” The 2012 Incentive Stock Plan was approved by the Company’s Board of Directors in December 2011 at which time the Board of Directors also approved the first grants of stock options under the plan. The 2012 Incentive Stock Plan was ratified by shareholders in May 2012. The options granted prior to 2012 comprise a main element of compensation in 2012 because of the vesting provisions of the options, which are both time and performance based, and the provisions in the options that cause them to expire if the optionee discontinues employment with the Company. The options granted in 2011 are included in the “Options award” column of the Summary Compensation Table on the lines for the year 2011 for each Named Executive Officer.

Executive Compensation Components, page 40

5.          Please revise “2012” in the first sentence to “2013.”

Response: We have revised “2012” in the first sentence to “2013.”

Consolidated Financial Statements, page F-1

Note 17 – Subsequent Events, page F-26

6.          Please revise your footnote to disclose the April 11, 2013 transaction whereby you assigned to new investors your right to purchase convertible promissory notes issued by AbTech Industries and address your accounting for the transaction.

Response: The April 11, 2013 transaction did not occur until after the December 31, 2012 financial statements were issued and filed with the SEC on March 29, 2013. Adding to the subsequent event footnote a disclosure about an event that occurred after the date the report of the independent accountants was issued would require the independent accountants to reissue their report as of a later date and would require them to perform substantial, additional audit work through that date which does not seem reasonable under the circumstances. The April 11, 2013 Transaction will be disclosed in the subsequent event note to our interim financial statements for the first quarter of 2013. In addition, to ensure that it is adequately disclosed in Amendment No. 5, we have included the following description of the April 11, 2013 Transaction in the Prospectus Summary under the heading “Recent Events” and also in Part II, Item 15. Recent Sales of Unregistered Securities: “On April 11, 2013 the Company completed a transaction (the “Transaction”) wherein the Company assigned to new investors its right to repurchase eleven outstanding convertible promissory notes (the “AbTech Notes”) issued by the Company’s subsidiary, AbTech Industries, Inc. The AbTech Notes were all non-interest bearing with an aggregate principal amount of $1,856,000 and maturity dates ranging from March 31, 2013 to May 11, 2014. The new investors purchased the AbTech Notes pursuant to Assignment and Assumption Agreements whereby they agreed to immediately convert the AbTech Notes into shares of Series A preferred stock of AbTech Industries, Inc. in accordance with the conversion terms of the AbTech Notes and then to further convert the shares of Series A preferred stock into shares of ABHD common stock as provided for in the terms of the Company’s Merger with AbTech Industries, Inc. that occurred in February 2011. The Transaction was a cashless transaction for the Company with the price paid to repurchase the Notes equal to the price paid by the new investors to acquire the Notes. As a result of the Transaction, the Company reduced its outstanding convertible debt by $1,856,000 and issued 2,649,640 shares of its common stock.”

May 7, 2013

Recent Sales of Unregistered Securities

7.          Please ensure that you include all of the disclosures required by Item 701 of Regulation S-K. In this regard, we note there appear to be some relevant transactions identified on pages F-19, F-20, F-21, F-24, and F-26 that are not discussed in this section.

Response: We have added the following descriptions of the relevant transactions:

Common Stock Issued for Services

During 2012 and 2011, the Company issued 300,000 and 449,931 shares, respectively, of common stock to five entities for services rendered to the Company. The shares were valued at the closing market price of the Company’s common stock on the measurement date amounting to $240,000 in 2012 and $320,533 in 2011. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

Common stock issued for exercise of warrants

During 2012, the Company issued 366,666 shares of common stock upon the exercise of warrants for cash payments of $219,999 and issued 143,182 shares of common stock upon the exercise of warrants where the cashless exercise feature of the warrants was used. The proceeds from the exercise of the warrants were used to fund operating costs of the Company. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

In February 2013, the Company issued 128,971 shares of ABHD common stock pursuant to cashless exercises of warrants by a warrant holder. The warrants had exercise prices of $0.60 per share. The number of shares issued represented the difference between the market price at the date of exercise and the $0.60 per share exercise price, multiplied by the number of warrant shares being exercised, divided by the market price per share at the date of exercise. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

Common Stock Issued for Conversion of Debt

During 2012, 10,727,005 shares of ABHD common stock were issued for the conversion of debt and interest accrued thereon totaling $7,346,590. Of this converted debt, $280,000 (converted into 441,707 shares of ABHD common stock) represented convertible promissory notes issued by the Company’s subsidiary, AbTech Industries. During 2011, 4,984,324 shares of ABHD common stock were issued for the conversion of AbTech Industries debt and interest accrued thereon totaling $3,084,474. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

May 7, 2013

On April 11, 2013 the Company completed a transaction (the “Transaction”) wherein the Company assigned to new investors its right to repurchase eleven outstanding convertible promissory notes (the “AbTech Notes”) issued by the Company’s subsidiary, AbTech Industries, Inc. The AbTech Notes were all non-interest bearing with an aggregate principal amount of $1,856,000 and maturity dates ranging from March 31, 2013 to May 11, 2014. The new investors purchased the AbTech Notes pursuant to Assignment and Assumption Agreements whereby they agreed to immediately convert the AbTech Notes into shares of Series A preferred stock of AbTech Industries, Inc. in accordance with the conversion terms of the AbTech Notes and then to further convert the shares of Series A preferred stock into shares of ABHD common stock as provided for in the terms of the Company’s merger with AbTech Industries, Inc. that occurred in February 2011. The Transaction was a cashless transaction for the Company with the price paid to repurchase the Notes equal to the price paid by the new investors to acquire the Notes. As a result of the Transaction, the Company reduced its outstanding convertible debt by $1,856,000 and issued 2,649,640 shares of its common stock. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

Warrants Issued for Services

During 2012, the Company issued warrants to three consultants for the purchase of an aggregate of 250,000 shares of ABHD common stock for consulting services rendered to the Company. Of these warrant shares, 200,000 have an exercise price of $0.71 per share and expire April 16, 2014. The other 50,000 warrant shares have an exercise price of $0.80 per shares and expire August 16, 2015. Compensation expense related to these warrants of $69,675 was included in Selling, general and administrative expense in the consolidated statements of operations. The Company issued the warrants pursuant to the exemption contained in Section 4(2) of the Securities Act.

During 2011, the Company issued warrants to two individuals for the purchase of an aggregate of 530,000 shares of ABHD common stock for consulting services rendered to the Company. These warrants have an exercise price of $0.50 per share. One warrant for 30,000 shares expires on July 23, 2013 and the other warrant for 500,000 shares expires on February 28, 2014. Compensation expense related to these warrants of $58,014 was included in Selling, general and administrative expense in the consolidated statements of operations. The Company issued the warrants pursuant to the exemption contained in Section 4(2) of the Securities Act.

Conversion of AbTech Series A Convertible Preferred Stock

During 2012, holders of 206,667 shares of Series A Convertible Preferred Stock (“Series A Stock”) elected to convert their shares of Series A Stock into 1,100,252 shares of ABHD common stock as provided for under the Merger Agreement. The Company issued the common stock pursuant to the exemption contained in Section 4(2) of the Securities Act.

May 7, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 31

8.          We note that your Section 302 certifications do not contain all of the required disclosures. Please amend your Form 10-K to provide the full certifications of your Chief Executive and Chief Financial Officers. Refer to Item 601(b)(31)(i). We remind you that your certifications in the amended document should refer to Form 10-K/A.

Response: We have filed an amended Form 10-K with the full certifications of the Chief Executive and Chief Financial Officers.

Please note that we have also added the following disclosure in the “Our Business” section under the heading “Litigation” on page 44:

“On February 28, 2013, the Company filed a complaint (the “Complaint”) with the Superior Court of the State of Arizona against Arctech, Inc. (“Arctech”) arising from the Company’s License, Supply and Distribution Agreement with Arctech, dated June 6, 2012 (the “Agreement”). The Complaint claims that, due to fraudulent misrepresentations and omissions made by Arctech regarding the performance of their Humasorb technology, which technology is the subject of the Agreement, the Agreement should be declared null, void, unenforceable, and should be rescinded, such that the Company and Arctech should be placed in their respective positions prior to the execution of the Agreement. The Complaint also requests that the Company should be awarded damages and attorney’s fees in an amount to be determined at trial. Prior to filing the Complaint, the Company made payments of $75,000 to Arctech which, under the terms of the Agreement, were to be creditable against certain products and services to be provided to the Company by Arctech. On April 4, 2013, Arctech filed with the court a response to the complaint largely denying the Company’s claims and making certain counterclaims alleging that the Company had breached the Agreement by not making certain periodic payments to Arctech as specified in the Agreement, that Arctech had suffered damages of at least $220,000 as a result and that Arctech should be awarded damages, attorney’s fees, costs and interest in an amount to be determined at trial. The Company believes it has meritorious defenses and intends to aggressively defend its position regarding this matter. No estimated loss has been accrued in the accompanying financial statements as of December 31, 2012, as management deems the likelihood of the Company incurring a liability to be not probable.”

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000, or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc:          Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)